

May 23, 2012

<u>Via E-mail</u>
Jerry Pascucci
President
AAA Energy Opportunities Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 11th Floor
New York, NY 10019

  Re: AAA Energy Opportunities Fund LLC
    Registration Statement on Form 10-12G
    Filed April 26, 2012
    File No. 000-54670

Dear Mr. Pascucci:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We refer to your statement on page 2 that you are not registered under the Investment Company Act of 1940. We note, however, that you may invest in forward contracts and swap agreements. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. We note that much of your disclosure throughout the document is as of December 31, 2011. Please revise to update or advise.

3.   Please indicate the potential percentage range of fund assets that may be invested in swap or forward agreements and/or clarify if there is a limitation on such investments.

Item 1. Business, page 2

4.   On page 4 you disclose that Sydling may delegate trading discretion to one or more trading advisors. Considering the Master Fund was organized for the Advisor, please elaborate on the discretion referenced on page 4.

5.   Please revise to provide a narrative of your formation. Identify the parties involved in forming you and the Master Fund. Also, please revise to include an organizational chart.

6.   Please revise to clarify whether your assets are segregated within the Master Fund. Also, please clarify whether the Advisor will manage the entire Master Fund even after other feeder funds are added.

7.   When all of your assets are allocated to the Master Fund, please revise to clarify whether your net asset value will be different from your capital account balance.

8.   We note your risk factor on page 24 regarding speculative position and trading limits. Please describe to us, in greater detail, the regulatory provisions applicable to your operations, including any current limits. In particular, please revise to describe position limits that the CFTC imposes on energy commodities as well as any additional position limits imposed by the exchanges.

Conflicts of Interest, page 6

9.   Please clarify whether the Advisor could cause you and other managed funds to be opposite parties to the same trade. If so, discuss the conflict presented by such trades.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

10.   It appears that you do not currently hold any OTC contracts. In future Exchange Act periodic reports, please describe the observable and unobserverable inputs used and explain how the non-exchange traded instruments, once acquired, are valued for the purpose of calculating net asset value.

11.   We note the margin to equity ratio of 2.9%. Please clarify if the disclosed ratio is in line with your operational expectations going forward or below such expectation due to your recent formation. Also, please discuss your current margin requirements for the assets being held.

12.   In future Exchange Act periodic reports, please disclose the NAV and new trading profit figures used to calculate the amounts paid to Sydling and your Advisor

Jerry Pascucci, President
AAA Energy Opportunities Fund LLC
May 23, 2012
Page 3
<u>Item 11. Description of Registrant's Securities to be Registered, page 52</u>

13.   You indicate that you may redeem interest on a non-pro rata basis if it is in your best interest. Please provide an example of such situation and clarify if that means you may suspend redemptions for some while redeeming others. Also, when redemptions are stalled, please clarify the NAV that will be applied to such redemptions once you are able to honor them.

14.   Please clarify how members would be selected for mandatory redemptions by Sydling.

15.   If member redemptions are dependent on your ability to withdraw funds from the Master Fund, please revise to discuss that process.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Senior Counsel

cc: Jennifer Magro